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                             February 26, 2024

       Ignacio Madridejos
       Chief Executive Officer
       Ferrovial SE
       Kingsfordweg 151
       1043 GR Amsterdam
       The Netherlands

                                                        Re: Ferrovial SE
                                                            Registration
Statement on Form 20-F
                                                            Response dated
February 20, 2024
                                                            File No. 001-41912

       Dear Ignacio Madridejos:

              We have reviewed your February 20, 2024 response to our comment letter and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 9, 2024 letter.

       Registration Statement on Form 20-F filed January 5, 2024

       Item 5. Operating and Financial Review and Prospects
       5.B.6.2 Adjusted Cash Flows, Cash Flows from Infrastructure Projects and Cash Flows
       Excluding Infrastructure Projects, page 140

   1. We note your response to prior comments 3 through 9 and your proposed revisions at annex A. With respect
to your tabular presentation of the changes in consolidated net debt please address the
following:
                                                            Please revise to
remove the subtotal labeled activity cash flows.
                                                            Please include a
reconciliation of Consolidated Net Debt for each period reflected in your tabular
presentation of changes in consolidated net debt (i.e. at each beginning of year and
year-end).
 Ignacio Madridejos
Ferrovial SE
February 26, 2024
Page 2
2. We note your response to prior comments 3 through 9 and your proposed revisions at annex A. We further note the change in Consolidated Net Debt is reconciled from Change in Cash and Cash Equivalents per your Consolidated Cash Flow Statements. Please tell us how you considered Item 10(e)(1)(ii)(A) of Regulation S-K as it appears that certain adjustments may exclude charges or liabilities that required or will require cash settlement
      (e.g. the change in short and long-term borrowings). Within your response, please also tell us whether the amounts shown as cash flows of ex-infrastructure project companies exclude charges or liabilities that required or will require cash settlement (i.e. amounts included in your Consolidated Cash Flow Statements related to infrastructure project companies).
3. We note your response to prior comment 8 and your proposed revisions at annex A. We continue to be unclear how you determined the breakdown of your Consolidated Cash
      Flow Statement into cash flows of ex-infrastructure project companies, cash flows of infrastructure project companies, and intercompany eliminations is appropriate. In your response, please provide a more robust explanation on how you determined that infrastructure project companies that are consolidated in your IFRS financial statements
      should be treated    as investment in equity    within the column for
ex-infrastructure project
      companies.
       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameIgnacio Madridejos
                                                            Division of
Corporation Finance
Comapany NameFerrovial SE
                                                            Office of Real
Estate & Construction
February 26, 2024 Page 2
cc:       M. Ryan Benedict
FirstName LastName